UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File No. 000-30972

BRADNER VENTURES LTD.
(Translation of registrant's name into English)

Suite 1260, 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1G5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

BRADNER VENTURES LTD.

Suite 1260 - 609 Granville Street
PO Box 10356
Vancouver, BC V7Y 1G5
604.682.0588 (Telephone)

604.682.0537 (Facsimile)

NOTICE OF ANNUAL AND SPECIAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual and special meeting of Bradner Ventures Ltd. (the "Company") will be held at the offices of the Company's solicitors, Clark, Wilson, 8th Floor, 885 West Georgia Street, in the City of Vancouver, British Columbia on Tuesday, March 16, 2004 at the hour of 2:00 pm (Vancouver time) to transact the business of an annual and special meeting for the following purposes:

1. To receive and consider the Report of the Directors to the Shareholders;

2. To receive and consider the financial statements of the Company, together with the auditor's report thereon for the fiscal year ended November 30, 2003;

3. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at three (3);

4. To elect directors to hold office until the next annual general meeting of the Company;

5. To consider and, if thought fit, to approve an ordinary resolution to appoint Amisano Hanson, Chartered Accountants, as the Company's auditors;

6. To authorize the directors to fix the remuneration to be paid to the auditor for the Company;

7. To consider, and if thought fit, approve a special resolution that:

(a) the one hundred million (100,000,000) shares divided into seventy-five million (75,000,000) common shares, without par value, and twenty-five million (25,000,000) preference shares, without par value, of which 5,291,285 common shares are issued and no preference shares are issued, be consolidated such that every five (5) common shares prior to such consolidation are consolidated into one (1) common share after such consolidation resulting in twenty million (20,000,000) shares divided into fifteen million (15,000,000) common shares, without par value, and five million (5,000,000) preference shares, without par value, such that 1,058,257 common shares and no preference shares will be issued and outstanding after the consolidation,

(b) any fractional shares arising as a result of the consolidation will be adjusted to the next whole share,

(c) the authorized share capital of twenty million (20,000,000) shares divided into fifteen million (15,000,000) common shares, without par value, and five million (5,000,000) preference shares, without par value, be increased to one hundred million (100,000,000) shares divided into seventy-five million (75,000,000) common shares, without par value, and twenty-five million (25,000,000) preference shares, without par value, and

(d) the directors and officers of the Company be and are hereby authorized to take such steps as may be necessary or advisable to give effect to the consolidation, including the filing of a Special Resolution altering the Memorandum of the Company with the Registrar of Companies under the Company Act (British Columbia)."; and

8. To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

A Proxy Statement and Information Circular and Form of Proxy accompany this Notice of Meeting. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Meeting.

The share transfer books of the Company will not be closed, but the Company's Board of Directors has fixed February 10, 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Proxy Statement and Information Circular.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose. If you receive more than one Form of Proxy because you own shares registered in different names or addresses, each Form of Proxy should be completed and returned. The completed Form of Proxy must be received by the Company or by Computershare Trust Company of Canada at any time up to and including 4:00 p.m. (Vancouver time) on the last business day preceding the day of the Meeting or an adjournment of the Meeting, or with the Chairman of the Meeting on the day of the Meeting.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 16th day of February, 2004.

By Order of the Board of

BRADNER VENTURES LTD.

"Ron Schmitz"
Ron Schmitz
President

BRADNER VENTURES LTD.
Suite 1260 - 609 Granville Street
PO Box 10356
Vancouver, BC V7Y 1G5
604.682.0588 (Telephone)
604.682.0537 (Facsimile)

PROXY STATEMENT AND INFORMATION CIRCULAR
(As at February 10, 2004 except as indicated)

MANAGEMENT SOLICITATION

This Proxy Statement and Information Circular is furnished to the shareholders (the "Shareholders") holding common shares (the "Common Shares") of Bradner Ventures Ltd. (the "Company") in connection with the solicitation by the management of the Company of proxies to be voted at the annual and special meeting (the "Meeting") of the Shareholders to be held on Tuesday, March 16, 2004 at 2:00 pm (Vancouver time).

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy; except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out-of-pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

VOTING AND REVOCABILITY OF PROXY

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the Record Date on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the "designated persons") in the enclosed Form of Proxy were designated by the directors of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS IN THE ENCLOSED FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

In order to be voted, the completed Form of Proxy must be received by Computershare Trust Company or the office of the Company by mail or by fax, at any time up to and including 4:00 pm (Vancouver time) on the last business day preceding the day of the Meeting or adjournment of the Meeting or with the Chairman of the Meeting on the day of the Meeting.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by an duly authorized officer, or attorney-in-fact for, the corporation. If a Form of Proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the Form of Proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at #1260 - 609 Granville Street, Vancouver, BC V7Y 1G5 (Attention: Ron Schmitz) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

IN THE ABSENCE OF ANY INSTRUCTIONS, THE DESIGNATED PERSONS OR OTHER PROXY AGENT NAMED ON THE PROXY FORM WILL CAST THE SHAREHOLDER'S VOTES ON ANY POLL (BALLOT) FOR THE APPROVAL OF ALL THE MATTERS IN THE ITEMS SET OUT IN THE FORM OF PROXY AND IN FAVOR OF EACH OF THE NOMINEES NAMED THEREIN FOR ELECTION AS DIRECTORS.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Proxy Statement and Information Circular, management of the Company knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of Common Shares on any matter, the Common Shares which are the subject of the abstention or withholding ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Proxy Statement and Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Proxy Statement and Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Proxy Statement and Information Circular. This Proxy Statement and Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Proxy Statement and Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders. Beneficial Shareholders should return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have their Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue one hundred million (100,000,000) shares divided into seventy-five million (75,000,000) Common Shares without par value, and twenty-five (25,000,000) preference shares without par value, of which 5,291,285 Common Shares are issued and outstanding and no preferred shares are issued and outstanding as of February 10, 2004.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:
Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Ron Schmitz	653,764	12.3%
Richard Coglon	1,193,143	22.5%

(1) The Company believes that all persons hold legal title and has no knowledge of actual ownership. Based on 5,291,284 common shares issued and outstanding as of February 10, 2004.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed Form of Proxy will be voted for the nominees listed in the Form of Proxy, of whom Richard Coglon is currently a member of the Company's Board of Directors and Donald Sharpe is a nominee to be elected to the Company's Board of Directors.

The Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at three (3). Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:
Name, Country of Ordinary Residence and Position Held with the Company(1)	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years(1)	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed(2)	Date on which the Nominee became a Director of the Company
RICHARD COGLON* Canada DIRECTOR	President of Rainmaker Enterprises Corp. and President of Heartland Oil and Gas Corp.	1,193,143	November 26, 2001 to present
DONALD SHARPE Canada

Currently, President of D. Sharpe Management Inc., a private company owned by Mr. Sharpe, and a director of Heartland Oil and Gas Corp. During the past five years Mr. Sharpe has been an officer and director of several reporting companies, including Gemini Energy Corp., Netco Energy Inc., Patriot Petroleum Corp. and Nation Energy Inc.

		Nil	To be Nominated
RANDY BUCHAMER Canada

Mr. Buchamer has been the Chairman and Chief Executive Officer of Voice Mobility Inc., a unified communications company, since August 21, 2001 and a Director of Heartland Oil and Gas Corp. since October 24, 2002. Mr. Buchamer was a self-employed business consultant from April 2000 to August 2001. Mr. Buchamer has been a director of User Friendly Media since September 2000. From March 1999 to April 2000 Mr. Buchamer was the Managing Director, Operations of The Jim Pattison Group. Prior to joining The Jim Pattison Group Mr. Buchamer was the Vice-President and Chief Operating Officer for Mohawk Oil from March 1988 to March 1999.

		Nil	To be Nominated

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2) The information as to shares beneficially owned or over which a Director/nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees as at February 10, 2004.

The Company is required to have an audit committee and its current members are Ron Schmitz, Richard Coglon and Anthony Knott.

The Advance Notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the Company Act (British Columbia) was mailed to the British Columbia Securities Commission and was published in The Province newspaper, Vancouver, British Columbia on January 19, 2004.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:

(a) the Company's chief executive officer ("CEO");

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

(each a "Named Executive Officer") is set out in the summary compensation table below:
SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards(1)		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation(2)	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Ron Schmitz President (3)	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$7,778(4) $20,078(4) $31,341(4)
Gurdeep Phachu Corporate Secretary	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Other than indicated below, the Company has not granted any restricted shares or restricted share units, stock appreciation rights or long term incentive plan payouts to the Named Executive Officers during the fiscal years indicated.

(2) The value of prerequisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

(3) Ron Schmitz, the President of the Company since May 19, 2000 and a director of the Company since June 23, 1997, is the President and principal of ASI Accounting Services Inc. ("ASI"). Mr. Schmitz has decided not to stand for re-election as a director of the Company at the Meeting. ASI provides the Company with administrative services on a month to month basis, and as such, there is no written agreement between the Company and ASI. ASI also rents office space to the Company at a rate of $500 per month ($6,000 annually).

(4) Paid to ASI for accounting, rent and general administration fees.

There were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $100,000 per year.

There were no long term incentive plans in place for any Named Executive Officer of the Company during the most recently completed financial year.

OPTIONS AND SARS

There were no options granted to any Named Executive Officer during the most recently completed financial year.

There were no options exercised by any Named Executive Officer during the most recently completed financial year.

There were no options held by any Named Executive Officer that were repriced downward during the most recently completed financial year.

There were no defined benefit or actuarial plans in place for any Named Executive Officer during the most recently completed financial year.

There are no employment contracts or compensatory plans or arrangements between the Company and any Named Executive Officer.

The Company has no compensation committee.

COMPENSATION OF DIRECTORS

There were no stock options granted to directors of the Company during the most recently completed financial year.

OTHER COMPENSATION TO DIRECTORS

No other compensation was paid to directors of the Company during the last completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Proxy Statement and Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since December 1, 2002, being the commencement of the Company's last completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

(a) any director or senior officer of the Company;

(b) any proposed nominee for election as a director of the Company;

(c) any member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and

(d) any associate or affiliate of any of the foregoing persons.

During the year ended November 30, 2003, the Company paid ASI Accounting Services Inc. fees totalling $7,778 (comprised of approximately $4,278 in accounting fees, approximately $500 in general administration fees and $3,000 in rent). One of the Company's directors, Ron Schmitz, is the President and principal of ASI Accounting Services Inc. Mr. Schmitz has decided not to stand for re-election as a director of the Company at the Meeting.

APPOINTMENT OF AUDITOR

Effective January 8, 2004, Davidson & Company, Chartered Accountants, resigned as auditors of the Company. Accordingly, on the recommendation of the Company's audit committee, the Company's Board of Directors appointed Amisano Hanson, Chartered Accountants, to fill the vacancy. The management of the Company recommends to the Shareholders the appointment of Amisano Hanson, Chartered Accountants, as auditors of the Company to hold office until the close of the next annual general meeting.

The change of auditor has been approved by the Company's audit committee.

A Notice of Change of Auditor is attached to this Proxy Statement and Information Circular pursuant to the requirements of National Policy No. 31, together with a copy of the letter from the former auditor and a letter from the new auditor sent to the British Columbia Securities Commission.

It is proposed that the remuneration to be paid to the auditors of the Company be fixed by the Board of Directors.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof. As noted in the section titled "Interest of Insiders in Material Transactions", the Company pays certain fees to ASI Accounting Services Inc., whose President, Ron Schmitz, is the President and a Director of the Company.

INTEREST OF CERTAIN PERSON IN MATTERS TO BE ACTED UPON

None of the directors, executive officers or senior officers of the Company nor associates or affiliates of such persons have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than as set out herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

SHARE CONSOLIDATION AND INCREASE IN AUTHORIZED CAPITAL

The Board of Directors of the Company have determined that it is in the best interests of the Company to, at the discretion of the Board of Directors, consolidate the existing authorized and issued Common Shares of the Company on the basis of one (1) post-consolidated Common Share for each five (5) pre-consolidated Common Shares, or such other number of pre-consolidated Common Shares as the Board of Directors may determine appropriate and the regulatory bodies having jurisdiction may accept. The total authorized number of shares of the Company is currently one hundred million (100,000,000) shares divided into seventy-five million (75,000,000) Common Shares, without par value, and twenty-five million (25,000,000) preference shares, without par value, of which 5,291,285 Common Shares are outstanding and no preference shares are outstanding. The total authorized number of shares after the consolidation will be twenty million (20,000,000) shares divided into fifteen million (15,000,000) Common Shares, without par value, and five (5,000,000) preference shares, without par value, of which 1,058,257 Common Shares will be issued and outstanding and no preference shares will be issued and outstanding. Any fractional shares arising as a result of consolidation will be adjusted to the next whole share. In order to effect the consolidation, the following special resolution must be passed by a majority of not less than three-quarters of the votes cast by Shareholders present in person or by proxy at the Meeting:

"RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) All of the one hundred million (100,000,000) shares divided into seventy-five million (75,000,000) common shares, without par value, and twenty-five million (25,000,000) preference shares, without par value, of which 5,291,285 common shares are issued and no preference shares are issued, be consolidated such that every five (5) common shares prior to such consolidation are consolidated into one (1) common share after such consolidation resulting in twenty million (20,000,000) shares divided into fifteen million (15,000,000) common shares, without par value, and five million (5,000,000) preference shares, without par value, such that 1,058,257 common shares and no preference shares will be issued and outstanding after such consolidation;

(b) Any fractional shares arising as a result of the consolidation will be adjusted to the next whole share;

(c) The authorized share capital of twenty million (20,000,000) shares divided into fifteen million (15,000,000) common shares, without par value, and five million (5,000,000) preference shares, without par value, be increased to one hundred million (100,000,000) shares divided into seventy-five million (75,000,000) common shares, without par value, and twenty-five million (25,000,000) preference shares, without par value;

(d) The directors and officers of the Company be and are hereby authorized to take such steps as may be necessary or advisable to give effect to the consolidation, including the filing of a Special Resolution altering the Memorandum of the Company with the Registrar of Companies under the Company Act (British Columbia);

(e) The directors of the Company be and are hereby authorized to amend the Company's Memorandum accordingly;

(f) The directors of the Company be and are hereby authorized, empowered and directed to take any and all such actions as in their discretion they deem necessary or expedient to effectuate the purposes of the foregoing resolutions; and

(g) The directors of the Company be authorized to implement, in its discretion, any of these resolutions or delay or abandon all or any of the actions contemplated by the foregoing resolutions."

Other than the approval of financial statements, setting the number of directors at three (3), electing the directors as nominated, appointing an auditor, authorizing the auditor's remuneration, approval of the share consolidation and increase in authorized capital, the management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

By Order of the Board of
BRADNER VENTURES LTD.

Per: "Ron Schmitz"
Ron Schmitz,
President

Proxy
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF BRADNER VENTURES LTD.		Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)
				For	Withhold

TO BE HELD AT THE OFFICES OF MESSRS. CLARK, WILSON, 8TH FLOOR, 885 WEST GEORGIA STREET, VANCOUVER, BC ON TUESDAY, MARCH 16, 2004, at 2:00 pm (VANCOUVER TIME)

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Richard Coglon, a Director of the Company, or failing him, Donald Sharpe, a nominee to the Board of Directors of the Company, or in the place of the foregoing, _____________________________ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

		1.	To approve the appointment of Amisano Hanson, Chartered Accountants, as the Company's auditors	_____	_____
		2.	To authorize the Directors to fix the remuneration to be paid to the auditor of the Company	_____	_____
3.

To approve a Special Resolution authorizing the directors to consolidate the authorized and issued share capital on the basis of up to five pre-consolidation shares for each post-consolidation share and authorizing a subsequent increase in the authorized capital from 20,000,000 shares to 100,000,000 shares

				_____	_____
		4.	To determine the number of Directors at three (3)	_____	_____
		5.	Election of Directors	For	Withhold
REGISTERED HOLDER SIGN HERE:	_________		To elect RICHARD COGLON as a Director	_____	_____
DATE SIGNED:	_________________________		To elect DONALD SHARPE as a Director	_____	_____
			To elect RANDY BUCHAMER as a Director	_____	_____

THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote.

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

INSTRUCTIONS AND OPTIONS FOR VOTING:

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "COMPUTERSHARE TRUST COMPANY OF CANADA" or "BRADNER VENTURES LTD.", by mail or by fax, at any time up to and including 4:00 p.m. (Vancouver time) on the last business day preceding the day of the Meeting or an adjournment of the Meeting or with the Chairman of the Meeting on the day of the Meeting.

Voting by mail:
Computershare Trust Company Proxy Department 100 University Avenue, 9th Floor Toronto, ON M5J 2Y1 Fax number within North America: 1.866.249.7775 Fax number outside of North America: 416.263.9542	bradner ventures ltd. Suite 1260 - 609 Granville Street PO Box 10356 Vancouver, BC V7Y 1G5 Fax: 604.682.0537

BRADNER VENTURES LTD.

TO REGISTERED HOLDERS

AND NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

In accordance with National Instrument 54-102 - "Supplemental Mailing List and Interim Financial Statement Exemption":

    registered shareholders may elect annually to have their name added to an issuer's supplementary mailing list in order to receive interim financial statements for the issuer's first, second and third fiscal quarters; and

    non-registered shareholders may elect annually to have their name added to an issuer's supplementary mailing list in order to receive interim financial statements for the issuer's first, second and third fiscal quarters.

If you are interested in receiving such interim financial statements, please complete and return this form

NAME OF ISSUER:	bradner ventures ltd.
NAME OF SHAREHOLDER:
ADDRESS:

SIGNATURE:
I certify that I am a registered shareholder
SIGNATURE
I certify that I am a non-registered shareholder (beneficial holder)
DATE:	, 2004

MAIL TO: Bradner Ventures Ltd.
PO Box 10356 Pacific Centre
Vancouver, BC Canada V7Y 1G5

BRADNER VENTURES LTD.

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

November 30, 2003 and 2002

(Stated in Canadian Dollars)

Terry Amisano Ltd.	Amisano Hanson
Kevin Hanson, CA	Chartered Accountants

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Bradner Ventures Ltd.

We have audited the balance sheet of Bradner Ventures Ltd. as at November 30, 2003 and the statements of operations, cash flows and shareholders' equity (deficiency) for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at November 30, 2002 and for the years ended November 30, 2002 and 2001 were audited by another firm of auditors who expressed an opinion without reservation on those statements in their report dated January 17, 2003.

Vancouver, Canada	"Amisano Hanson"
January 13, 2004	Chartered Accountants

Comments by Auditors for US Readers on Canada - US Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the financial statements and in respect of the Company's working capital deficiency and substantial losses from operations, substantial doubt exists about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated January 13, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such restatements, events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

Vancouver, Canada	"Amisano Hanson"
January 13, 2004	Chartered Accountants

750 West Pender Street, Suite 604	Telephone: 604-689-0188
Vancouver Canada	Facsimile: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

BRADNER VENTURES LTD.
(A Development Stage Company)
BALANCE SHEETS
November 30, 2003 and 2002
(Stated in Canadian Dollars)

ASSETS	2003	2002
Current
Cash	$222	$2,679
Goods and services taxes receivable	92	256
Prepaid expenses - Note 3	-	500

	$314	$3,435

LIABILITIES
Current
Accounts payable and accrued liabilities	$22,144	$13,898
Due to related parties - Note 3	40,021	23,548

	62,165	37,446

SHAREHOLDERS' DEFICIENCY
Capital stock - Note 4
Authorized:
75,000,000 common shares without par value
25,000,000 preferred shares without par value
Issued and outstanding:
5,291,284 common shares (2002: 5,291,284)	4,029,498	4,029,498
Deficit accumulated during the development stage	(4,091,349)	(4,063,509)

	(61,851)	(34,011)

	$314	$3,435

Nature and Continuance of Operations - Note 1
Contingency - Note 7
Subsequent Events - Notes 4 and 10

ON BEHALF OF THE BOARD:

"Ron Schmitz", Director	"Richard Coglon", Director

SEE ACCOMPANYING NOTES

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
for the years ended November 30, 2003, 2002 and 2001
and for the period from June 22, 1983 (Date of Incorporation) to November 30, 2003
(Stated in Canadian Dollars)
	Years ended November 30,			June 22, 1983 (Date of Incor- poration) to November 30,
	2003	2002	2001	2003
Expenses
Amortization	$-	$-	$-	$2,095
Bad debts	-	-	-	248
Bank charges and interest (recovery) - Note 3	(2,077)	2,786	875	62,769
Consulting and secretarial	-	-	-	205,016
Finder's fees	-	-	-	180,727
Management fees	-	-	-	337,781
Mineral property expenses	-	-	-	50,620
Office and miscellaneous - Note 3	3,493	7,281	7,962	117,203
Professional fees - Note 3	17,509	44,751	84,903	675,196
Shareholder relations	2,622	7,138	2,896	82,140
Transfer agent and regulatory fees	6,277	7,521	6,137	141,805
Travel and promotion	-	729	914	76,952
Write-down of mineral property	-	-	-	1,456,807

	27,824	70,206	103,687	3,389,359

Other (income) expenses
Interest income	-	(1,526)	(5,255)	(25,440)
Gain on debt settlement	-	-	-	(1,303)
Gain on option	-	-	-	(1,187,500)
Foreign exchange (gain) loss	16	(34)	-	(1,735)
Loss on sale of capital assets	-	-	-	344
Loss on sale of long term investment	-	-	-	630,397
Write-down of advances to affiliate - Notes 3 and 5	-	193,304	391,000	637,768
Write-down of long-term investment	-	-	-	649,459

	16	191,744	385,745	701,990

Net loss for the year	$(27,840)	$(261,950)	$(489,432)	$(4,091,349)

Basic and diluted loss per share	$(0.01)	$(0.05)	$(0.13)

Weighted average number of shares outstanding	5,291,284	5,105,271	3,779,723

SEE ACCOMPANYING NOTES

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended November 30, 2003, 2002 and 2001
and for the period from June 22, 1983 (Date of Incorporation) to November 30, 2003

(Stated in Canadian Dollars)

	Years ended November 30,			June 22, 1983 (Date of Incor- poration) to November 30,
	2003	2002	2001	2003
Cash Flows from Operating Activities
Net loss for the year	$(27,840)	$(261,950)	$(489,432)	$(4,091,349)
Items not affecting cash:
Amortization	-	-	-	2,095
Bad debts	-	-	-	248
Finder's fees	-	-	-	114,932
Gain on debt settlement	-	-	-	(1,303)
Gain on option	-	-	-	(1,187,500)
Loss on sale of capital assets	-	-	-	344
Loss on sale of investments	-	-	-	630,397
Write-down of advances to affiliate	-	193,304	391,000	637,768
Write-down of mineral property	-	-	-	1,468,807
Write-down of long-term investment	-	-	-	649,459
Changes in non-cash working capital items:
(Increase) decrease in receivables	164	650	1,436	(340)
Decrease in prepaid expenses	500	-	-	-
Increase in accounts payable and accrued liabilities	24,719	5,220	2,329	484,012

Net cash flows used in operating activities	(2,457)	(62,776)	(94,667)	(1,292,430)

Cash Flows from Financing Activities
Advances to affiliate	-	-	-	(224,042)
Capital stock issued for cash	-	217,019	234,947	3,169,522

Net cash flows provided by financing activities	-	217,019	234,947	2,945,480

SEE ACCOMPANYING NOTES

.../Cont'd.

BRADNER VENTURES LTD. Continued

(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended November 30, 2003, 2002 and 2001
and for the period from June 22, 1983 (Date of Incorporation) to November 30, 2003

(Stated in Canadian Dollars)

	Years ended November 30,			June 22, 1983 (Date of Incor- poration) to November 30,
	2003	2002	2001	2003
Cash Flows from Investing Activities
Purchase of capital assets	-	-	-	(3,038)
Expenditures on mineral properties	-	-	-	(1,121,172)
Proceeds from disposal of capital assets	-	-	-	600
Purchases of investments	-	-	-	(310,025)
Advances to affiliate	-	(193,304)	(391,000)	(584,304)
Proceeds on disposal of investments	-	-	-	365,111

Net cash flows used in investing activities	-	(193,304)	(391,000)	(1,652,828)

Change in cash and cash equivalents for the year	(2,457)	(39,061)	(250,720)	222

Cash and cash equivalents, beginning of year	2,679	41,740	292,460	-

Cash and cash equivalents, end of year	$222	$2,679	$41,740	$222

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-	$-

Income taxes	$-	$-	$-	$-

SEE ACCOMPANYING NOTES

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended November 30, 2003, 2002 and 2001

(Stated in Canadian Dollars)

	Number of Common Shares Issued	Price	Amount	Deficit Accumulated During the Development Stage	Total
Balance as at November 30, 2000	3,536,758		3,577,532	(3,312,127)	265,405
Shares issued for cash	125,000	0.32	40,000	-	40,000
Exercise of warrants	779,789	0.25	194,947	-	194,947
Net loss for the year	-		-	(489,432)	(489,432)

Balance as at November 30, 2001	4,441,547		3,812,479	(3,801,559)	10,920
Shares issued for cash pursuant to:
Private placement	125,000	0.32	39,435	-	39,435
Exercise of options	90,000	0.21	18,900	-	18,900
Exercise of warrants	634,737	0.25	158,684	-	158,684
Net loss for the year	-		-	(261,950)	(261,950)

Balance as at November 30, 2002	5,291,284		4,029,498	(4,063,509)	(34,011)
Net loss for the year	-		-	(27,840)	(27,840)

Balance as at November 30, 2003	5,291,284		$4,029,498	$(4,091,349)	$(61,851)

SEE ACCOMPANYING NOTES

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
November 30, 2003 and 2002
(Stated in Canadian Dollars)

Note 1 Nature and Continuance of Operations

The Company was incorporated on June 22, 1983 and is currently in the business of seeking and identifying suitable business opportunities or business combinations. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF". The Company is a development stage company and accordingly, the statement of operations and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to November 30, 2003.

These financial statements have been prepared in accordance with generally accepted accounting principles on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency of $61,851 at November 30, 2003 and has accumulated $4,091,349 of losses since inception, which raises substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

Note 2 Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and are stated in Canadian dollars. Except as disclosed in Note 9, these financial statements conform in all material respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Cash and Cash Equivalents

The Company considers cash held at banks and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. At November 30, 2003 and 2002, cash consisted of cash held at banks.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2003 and 2002
(Stated in Canadian Dollars) - Page 2

Note 2 Significant Accounting Policies - (cont'd)

Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Stock- based Compensation

The Company has a stock-based compensation plan (Note 4), whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2003 and 2002
(Stated in Canadian Dollars) - Page 3

Note 2 Significant Accounting Policies - (cont'd)

Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts payable and accrued liabilities and due to related parties approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 3 Related Party Transactions

During the years, the Company entered into transactions with related parties as follows:

a) Paid or accrued $3,000 (2002 - $6,000; 2001 - $6,000) for office rent to a company controlled by a director of the Company, which is included in office and miscellaneous expenses.

b) Paid or accrued $4,778 (2002 - $14,078; 2001 - $25,341) in administration and accounting fees to a company of which a director of the Company is president, which is included in office and miscellaneous expenses and professional fees.

c) Advanced $Nil (2002 - $193,304; 2001 - $391,000) to an affiliated company that has a common director. These advances were written-down by $Nil (2002:  $193,304; 2001:  $391,000) during the respective years.

These transactions are in the normal course of operations and are measured at the exchange amount.

Included in prepaid expenses at November 30, 2003 is $Nil (2002:  $500) in prepaid rent to a company of which a director is president of the Company.

Amounts due to related parties of $40,021 (2002 - $23,548) are due to a company of which a director of the Company is president and to a director of the Company. The amounts are unsecured, non-interest bearing and have no specific terms of repayment.

During the year ended November 30, 2003, a company of which a director of the Company is president, forgave interest of $2,422 expensed in previous years by the Company and which was included in accounts payable. This amount was recorded as a recovery of interest expense in the current year.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2003 and 2002
(Stated in Canadian Dollars) - Page 4

Note 4 Capital Stock

Stock-based Compensation

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company's authorized but unissued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

The following is a summary of the status of stock options outstanding at November 30, 2003:

Exercise Price	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.23	50,000	7.57	$0.23

Stock options outstanding to acquire an equal number of common shares as of November 30, 2003 are as follows:

Number of Options	Exercise Price	Expiry Date
50,000	$0.23	June 26, 2011

The following is a summary of the activity of the stock option plan during 2003 and 2002:

	Number	Exercise Price
Outstanding and exercisable at November 30, 2002 and 2003	50,000	$0.23

Weighted average fair value of options granted during the years	$-

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2003 and 2002
(Stated in Canadian Dollars) - Page 5

Note 4 Capital Stock - (cont'd)

Warrants

Warrants outstanding to acquire an equal number of common shares as of November 30, 2003 are as follows:

Number of Warrants	Exercise Price	Expiry Date
125,000	$0.39	December 6, 2003

Subsequent to November 30, 2003, these warrants expired unexercised.

Note 5 Write-down of Advances to Affiliate

On July 4, 2001, the Company announced that it had signed a letter of intent pursuant to which the Company intended to purchase all of the issued and outstanding shares of Bestshot.com Inc. ("Bestshot"), a provider of computer generated digital video images and clips, stock footage and related services, to the design and broadcast industry. On May 31, 2002, the Company announced that it would not be proceeding with the share exchange agreement with Bestshot as Bestshot was unable to complete the terms of the agreement.

The Company wrote-down the advances to Bestshot, of $Nil (2002 - $193,304; 2001 - $391,000) as a result.

Note 6 Income Taxes

At November 30, 2003 the Company has accumulated Canadian exploration and development costs totalling $915,800, non-capital losses totalling $619,882, and capital losses totalling $733,720 which may be carried forward to apply against future years income for Canadian income tax purposes, subject to final determination by taxation authorities. The non-capital losses expire as follows:

2004	$149,001
2005	106,057
2006	97,882
2007	72,024
2008	98,432
2009	68,646
2010	27,840

$619,882

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2003 and 2002
(Stated in Canadian Dollars) - Page 6

Note 6 Income Taxes - (cont'd)

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2003	2002	2001
Loss before income taxes	$(27,840)	$(261,950)	$(489,432)

Expected income tax recovery at statutory rate of 37.62% (2002 - 42.6%; 2001 - 44.6%)	$10,473	$111,591	$218,287
Unrecognized benefit of non-capital losses	(10,473)	(70,417)	(131,094)
Unrecognized benefit of capital losses	(-)	(41,174)	(87,193)

	$-	$-	$-

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

Details of future tax assets are as follows:

	2003	2002
Future tax assets:
Non capital loss carryforwards	$233,200	$371,780
Exploration expenses	344,519	390,125
Capital loss carryforwards	138,013	124,457

	715,732	886,362

Valuation allowance	(715,732)	(886,362)

	$-	$-

Note 7 Contingency

Pursuant to a decision of the United States Department of the Interior/Bureau of Land Management ("BLM"), the Company was advised that a Notice of Record of Non-compliance (the "Notice") relating to land reclamation was issued against the Company. The Company was to respond to the Notice and its requirements, which included a US$12,078 (CAD$17,875) purchase of an interim bond and a reclamation plan, by January 6, 2000, at which time the BLM was to be in a position to pursue a court order through the Federal Court system.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2003 and 2002
(Stated in Canadian Dollars) - Page 7

Note 7 Contingency - (cont'd)

To date, the Company has not responded to the Notice and its requirements and no action has been commenced by the BLM and a reclamation plan has not been submitted. The potential cost of the reclamation work cannot be accurately estimated by the Company because it has not obtained an assessment estimating the costs and scope of work required for the necessary reclamation work. However, the potential liability could exceed the amount of the interim bond of US$12,078 (CAD$17,875). No estimate can be made for the potential liability arising from the reclamation plan because of this reason. Therefore, the outcome of settlement, if any, cannot be determined, and accordingly, no amount of settlement has been accrued on these financial statements. Any amount will be recorded in the year of settlement.

Note 8 Segmented Information

The Company primarily operates in one reportable operating segment, being the seeking and identification of suitable business opportunities or business combinations in Canada.

Note 9 United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("United States GAAP") and in SEC Regulation S-X are described and quantified below.

a) Stock-based Compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires expanded disclosure of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of compensation expense related to stock compensation based on the fair value of the equity instrument granted. Companies that do not adopt the fair value recognition provisions of SFAS 123 and continue to follow the existing Accounting Principles Board Opinion No. 25 ("APB 25") rules to recognize and measure compensation are required to disclose the pro-forma amounts of net income and earnings per share that would have been reported had the Company elected to follow the fair value recognition rules of SFAS 123. The Company has elected to continue to use the intrinsic value-based method of APB 25 and has adopted the disclosure requirements of SFAS 123. For the year ended November 30, 2001, Canadian GAAP did not require the reporting of stock based compensation expense in the Company's financial statements. For fiscal 2003 and 2002, the application of Canadian GAAP conforms with United States GAAP requirements for reporting stock-based compensation under APB 25 adopting the disclosure requirements of SFAS 123.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2003 and 2002
(Stated in Canadian Dollars) - Page 8

Note 9 United States Generally Accepted Accounting Principles - (cont'd)

a) Stock- based Compensation (cont'd)

Had the compensation expense relating to options accounted for under APB 25 been recognized on the basis of fair value pursuant to SFAS 123, net loss and net loss per share would have been adjusted as follows:

	2003	2002	2001
Loss for the year
As reported	$(27,840)	$(261,950)	$(489,432)

Pro-forma	$(27,840)	$(261,950)	$(519,926)

Basic and diluted loss per share
As reported	$(0.01)	$(0.05)	$(0.13)

Pro-forma	$(0.01)	$(0.05)	$(0.14)

In calculating these amounts, the Company has utilized the Black-Scholes option pricing model to estimate the fair value of the options granted in the periods using the following key assumptions:

	2003	2002	2001
Risk free interest rate	-	-	3.5%
Expected life	-	-	10 years
Expected volatility	-	-	224.97%
Expected dividends	-	-	-

b) New Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting standard if currently adopted could have a material effect on the accompanying financial statements.

There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and cash flows presented.

Note 10 Subsequent Event

Subsequent to November 30, 2003, a director of the Company advanced $25,000. The advance is unsecured, non-interest bearing and has no specific terms of repayment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRADNER VENTURES LTD.

/s/ Ron Schmitz
Ron Schmitz, President
Date: February 17, 2004